Exhibit 6

May 23, 2017

Entertainment Gaming Asia Inc.

37/F, The Centrium

60 Wyndham Street

Central, Hong Kong SAR

Attention: The Board of Directors of Entertainment Gaming Asia Inc. (the “Board”)

Dear Members of the Board:

Following additional internal discussions, Melco International Development Limited (“Melco”, “we” or “our”) has elected to revise its May 5, 2017 tender offer for the shares of common stock, par value $0.001 per share (the “Shares”), of Entertainment Gaming Asia Inc. [NASDAQ: EGT] (“EGT” or the “Company”) in the following manner:

•	The closing of the tender offer will not be conditioned upon:

•	A majority of non-Melco and non-Melco affiliated shareholders of EGT tendering their Shares, or

•	Melco, pro forma for the tender offer, owning not less than 90% of EGT.

•	However, please note, Melco will not consummate a post-tender merger or short-form merger unless a majority of non-Melco and non-Melco affiliated (i.e. employees) shareholders of EGT (as determined by Shares held) tender their Shares and unless, following the tender offer, Melco then owns at least 90% of the outstanding Shares, as required by Nevada corporate law.

The effect of these changes is that Melco will purchase for USD 2.35 any and all EGT Shares tendered irrespective of the number of Shares tendered. Melco would like to ensure that those EGT minority shareholders that seek to take advantage of our offer are not prohibited from receiving the benefit of the offer due to the actions of other shareholders.

Melco will not raise the tender price above USD 2.35 per EGT Share which we believe represents full and fair value (if not a premium value) for EGT Shares. We understand that there is a possibility that the number of Shares tendered will not constitute a majority of the minority and that EGT will continue as a standalone company.

If a majority of the minority shareholders do not tender their Shares and/or EGT remains a standalone company, Melco will seek alternatives with respect to its pro forma shareholdings in EGT, which may include seeking to monetize its interest in EGT.

Melco International Development Ltd
Hong Kong Stock Exchange | Stock code 200

Penthouse 38/F, The Centrium 60 Wyndham Street, Central, HK
T +852 3151 3777 F +852 3162 3579

Hong Kong | Macau | Beijing | Manila | Vladivostok	melco-group.com

•	Given Melco’s prior letter (which was made public) stated that “If EGT receives a superior third-party cash offer not subject to conditions, Melco is willing to withdraw its offer and sell its shares to any acquiror that offers a cash price per Share in excess of USD 2.35 per EGT share” and the apparent lack of interest by third parties since that time, it may not be the case that another purchaser would be prepared to pay the price per EGT Share Melco offered of USD 2.35. In this instance, if Melco sells its stake, Melco would lose value on any Shares purchased in the tender to the benefit of the minority EGT shareholders that elected to tender.

•	To be clear, in such case, Melco would likely be willing to accept a price below USD 2.35 per Share in cash for its EGT Shares

Concurrently with attempting to monetize our shareholdings, Melco may seek the appointment of an independent trustee to maximize the value of EGT. The trustee would be free to either sell EGT as a company (we would give the trustee authority to accept any unconditional cash offer of USD 2.35 or higher per EGT Share on our behalf) or sell EGT’s remaining assets for the highest possible values and distribute the proceeds to all EGT shareholders (including Melco). Melco would not participate as a bidder with respect to any assets of EGT so as to ensure a level field for all potential buyers.

We are trying to achieve a positive resolution for minority shareholders. If instead certain minority shareholders would like to take what is achievable in the markets we respect their decision and, as the biggest beneficiary of any windfall, hope for the best.

Yours

/s/ Evan Winkler

Evan Winkler

Managing Director

MELCO INTERNATIONAL DEVELOPMENT LIMITED